UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
     ☐ Form N-CSR
For Period Ended: September 30, 2023
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the ﬁling checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Wejo Group Limited
Full Name of Registrant

Former Name if Applicable

Canon’s Court, 22 Victoria Street
Address of Principal Executive Office (Street and Number)

Hamilton, HM12, Bermuda
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒
1.    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒ 2.     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the fifth calendar day following the prescribed due date; and

3.    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.
As previously disclosed on July 18, 2023, joint administrators of Wejo Limited, an indirect, wholly owned subsidiary of Wejo Group Limited (the “Company”), were appointed on July 10, 2023, thereby commencing an Administration Proceeding in England. Due to this Administration Proceeding and the resulting lack of staffing and other resources needed to complete its accounting, reporting and audit review processes, the Company has been unable to close its books for the third quarter of 2023. Consequently, the Company is unable to timely file a Form 10-Q for the quarter ended September 30, 2023, and can give no assurances as to when, or if ever, it will be in a position to file a Form 10Q. The Company does not intend to update this disclosure.

The Company continues to evaluate whether it will file ancillary insolvency proceedings for all of its other companies in the group in other jurisdictions, including in the United States and Bermuda.

The Company cautions that trading in the Company’s securities during the Administration proceedings is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery by holders of the Company’s securities after completion of Administration proceedings.

Forward-Looking Statements

This Form 12b-25 notice contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “representative of,” “scales,” “should,” “strategy,” “valuation,” “will,” “will be,” “will continue,” “will likely result,” “would,” and similar expressions (or the negative versions of such words or expressions). Forward-looking statements are based on current assumptions, estimates, expectations, and projections of the Company’s management and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the appointment of administrators over the affairs of Wejo Limited; (ii) any further insolvency-related proceedings that may be filed by the Company or its subsidiaries; (iii) the Company’s ability to obtain approval from the UK Court with respect to motions or other requests made to the UK Court throughout the course of the UK insolvency proceedings; (iv) the ability to maintain the listing of the Company’s Public Securities on the Nasdaq or the Over the Counter Bulletin Board; (v) the Public Securities’ potential liquidity and trading; (vi) the Company’s ability to continue as a going concern; and (vii) the Company’s ability to successfully implement cost-reduction initiatives.

The foregoing list of factors that may affect the business, financial condition or operating results of the Company is not exhaustive. Additional factors are set forth in its filings with the SEC, and further information concerning the Company may emerge from time to time. In particular, you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s (i) Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC April 3, 2023, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 22, 2023, and (iii) other documents filed or to be filed by the Company with the SEC. There may be additional risks that the Company does not presently know or that it currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Readers are urged to consider these factors carefully in evaluating these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward- looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

PART IV — OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

John T. Maxwell                    (323)                     508-9499
(Name)                            (Area Code)             (Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).
☐ Yes ☒No

Form 10Q for the quarter ended June 30, 2023 was not filed for the same reasons as set out in this filing.
(3)Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof?
☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Wejo Group Limited
(Name of Registrant as Speciﬁed in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 16, 2023

By /s/ John T. Maxwell
Chief Financial Officer and Director